Mail Stop 3561

November 7, 2006

Mr. Steven S. Boss
Chief Executive Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

> **RE: Commerce Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2005**
> **Filed October 31, 2005**
> **File No. 1-6049**

Dear Mr. Boss:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief